[LETTERHEAD]
                      SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                               September 7, 2005

Via Federal Express
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549


Attention:   Michele M. Anderson, Derek Swanson

              Re:   Manaris Corporation
                    Form 8-K for the event dated August 9, 2005
                    Filed August 9, 2005
                    File No. 0-33199


Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter dated August 24, 2005 relating to the Form 8-K of Manaris Corporation, Inc. ("Manaris" or the "Company") filed on August 9, 2005. On behalf of the Company, we respond as follows:

                   Form 8-K for the event dated August 9, 2005

1. According to your Form 8-K disclosure, you lowered the exercise prices of all of the warrants registered on the Form SB-2 (filed May 9, 2005) to $0.35. Please explain in your response to this comment why the change in terms of the warrants is not an offer and the sale of a new security under
      Section 2(a)(3) of the Securities Act of 1933. Your well-reasoned legal analysis should include references to specific no-action letters, staff telephone interpretations, Commission releases and/or applicable case law. In addition, please provide your legal analysis for why it was appropriate to disclose the change in terms of the warrants in a prospectus supplement pursuant to Rule 424(b)(3) rather than a post-effective amendment to the Form SB-2.

      Response:

      In response to the first part of Question 1, the Company responds as follows. The Company has not offered or sold a new security for value under Section 2(a)(3) of the Securities Act of 1933. Section 2(a)(3) of the Securities Act of 1933 states:

                  "The term "sale" or "sell" shall include every contract of sale or disposition of a security or interest in a security, for value. The term "offer to sell", "offer for sale", or "offer" shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value."

      In changing the exercise price of the warrants, the Company simply lowered the exercise price of an existing security. Secondly, the Company lowered the exercise price of the warrants gratuitously, receiving no value as a result of the decrease in the exercise price of the warrants. Finally, no new investment decisions were required to be made by the existing warrant holders in order to receive the reduction in the exercise price of the warrants. Thus, the change in the exercise price of the Company's existing warrants constitutes neither the disposition of a new security for value nor an offer to dispose of a new security for value under Section 2(a)(3).

      In response to the second part of Question 1, the Company relies upon Telephone Interpretation No. 60 contained in the Division of Corporate Finance Manual of Publicly Available Telephone Interpretations dated July 1997. Telephone Interpretation No. 60 illustrates that it was appropriate for the Company to disclose the change in the exercise price of the warrants registered in the Company's Form SB-2 filed on May 9, 2005 in a prospectus supplement pursuant to Rule 424(b)(3) rather than a post-effective amendment. Telephone Interpretation No. 60 states:

                  "An issuer may extend the exercise period for warrants and/or reduce the warrant exercise price through the issuance of an appropriate Rule 424(b) prospectus sticker supplement prior to the initial expiration date of the warrants. The issuer may not permit the exercise of such modified warrants, however, unless a current prospectus under Section 10(a)(3) with respect to the shares underlying the warrants is delivered." [Emphasis added]

      The earliest initial expiration date of the referenced warrants is August 26, 2005. The Company filed a Rule 424(b) prospectus sticker supplement reducing the exercise price of the warrants on August 9, 2005, which is prior to the initial August 26, 2005 expiration date of the Company's Class A warrants. Therefore, the filing of the Rule 424(b) prospectus sticker supplement in lieu of filing a post-effective amendment was appropriate.

2. Please explain, in your response letter, why you believe the Special Warrant Offering was a valid private placement under Section 4(2) of the Securities Act of 1933, when it appears you offered the class G, I, H, and J warrants to all of the holders of the warrants registered under your Form SB-2.

      Response:

      The Company's Special Warrant Offering was a valid private placement under
      Section 4(2) of the Securities Act for the following reasons:

      i. The Special Warrant Offering was made only to certain preexisting warrant holders whose securities were registered on the Company's Form SB-2 filed on May 9, 2005.

      ii. No advertising or general solicitation was employed in the Special Warrant Offering.

      iii. The Special Warrant Offering was made to a limited number of persons, all of whom were accredited investors, business associates of the Company, or executive officers of the Company.

      iv. Transfer of the warrants was restricted by the Company in accordance with the requirements of the Securities Act of 1933.

      v. The Company made independent determinations that the investors participating in the Special Warrant Offering were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. In addition, all of the investors were provided with access to the Company's Securities and Exchange Commission filings.

      Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.


                                                  Very Truly Yours,

                                                  /s/ Darrin Ocasio

                                                  Darrin Ocasio